Mail Stop 3561

November 16, 2007

Neil N. Hasson
Chief Financial Officer
Regency Affiliates, Inc.
610 Jensen Beach Boulevard
Jensen Beach, FL 34957

> **Re: Regency Affiliates, Inc.**
> **File No. 001-07949**
> **Form 10-KSB: For the Fiscal Year Ended December 31, 2006**

Dear Mr. Hasson:

We have reviewed the above referenced filing and have the following comments. Our comments request that you either revise future filings or provide us with additional information so that we may better understand your disclosure. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. Please be as detailed as necessary in all of your responses. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-KSB: For the fiscal year ended December 31, 2006

Management's Discussion and Analysis, page 11

Results of Operations, page 12

1. Throughout the MD&A, please provide more analysis of the disclosure provided. As an example, on page 12 you disclose that income from equity investment in partnerships increased in 2006 by $170,794 or 6.03 %, yet you do not provide an analysis for the reasons underlying the increase. Without describing the reasons for the increase or decrease in revenues or expenses, there is insufficient insight for a reader to see the business through the eyes of management. Refer to Section III.B.4 of FR 72 for guidance.

Liquidity and Capital Resources, page 12

2.   Please provide a discussion of cash flows from operating, investing and financing
        activities. In regards to operating cash flows, please disclose the material factors
        that impact the comparability of operating cash flows in terms of cash. As you
        use the indirect method, merely reciting changes in line items reported in the
        statement of cash flows would not be sufficient. Refer to Section IV.B of FR 72
        for guidance.

Other

3.   Please provide a discussion of your critical accounting estimates. Your
        discussion, to the extent practicable, should address:

        - Material implications of uncertainties associated with the methods,
          assumptions and estimates underlying your critical accounting
          measurements;
        - Why your accounting estimates bear the risk of change;
        - The factors used in arriving at your estimates including the accuracy of
          past estimates and whether current estimates are reasonably likely to
          change in the future; and
        - If reasonably available, quantitative disclosure on specific sensitivity to
          change for your estimates and assumptions.

        For additional guidance, refer to Section V of FR 72.

Financial Statements, page F-1

Notes to the Financial Statements, page F-8

4.   Please provide the disclosures required by paragraph 40 of SFAS 128.

Note 3: Investment in Security Land Development Company Limited Partnership, page
F-9

5.   Please provide us a comprehensive analysis of your investment in Security under
        the provisions of FIN 46(R). Refer to paragraph 4(h) with regard to whether any
        exception to FIN 46(R) is applicable, paragraph 5 with regard to whether Security
        is a variable interest entity, and paragraphs 14 -15 with regard to whether
        consolidation by you of Security is appropriate.

                                        * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at 202-551-3308 or me at 202-551-3812 with any questions.

Sincerely,

Michael Fay
Branch Chief